FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2015

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

16 Grigoriou Lambraki Street, 2nd Floor
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp. (the "Company") dated August 25, 2015, announcing that the Company has entered into a purchase agreement to acquire seven secondhand dry bulk vessels, consisting of five Capesize and two Supramax vessels, for a gross purchase price of approximately $183 million.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-166697) filed with the U.S. Securities and Exchange Commission (the "SEC") with an effective date of May 19, 2010, the Company's registration statement on Form F-3 (File No. 333-169813) filed with the SEC with an effective date of November 12, 2010 and the Company's registration statement on Form F-3 (File No. 333-205301) filed with the SEC with an effective date of August 14, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP. (Registrant)
Dated: August 25, 2015
/s/ Stamatis Tsantanis
By: Stamatis Tsantanis Chief Executive Officer

EXHIBIT 1

SEANERGY MARITIME HOLDINGS CORP. ANNOUNCES AGREEMENT TO ACQUIRE SEVEN DRY BULK VESSELS

August 25, 2015 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company" or "Seanergy", NASDAQ: SHIP) announced today that it has entered into a purchase agreement to acquire seven secondhand dry bulk vessels, consisting of five Capesize and two Supramax vessels, for a gross purchase price of approximately $183 million.

Upon completion of the acquisition of the vessels, the Company will have a modern fleet of eight dry bulk carriers, consisting of six Capesizes and two Supramaxes, with a combined cargo-carrying capacity of approximately 1.1 million DWT and an average fleet age of about 7.1 years. The vessels are expected to be employed in the spot market and the Company will start earning revenue immediately upon completion of the transaction and delivery of the vessels.

The acquisition cost of the vessels will be funded by senior secured loans with reputable financial institutions and a private placement by the Company's sponsor. The transaction is subject to standard closing conditions and legal documentation and is expected to be completed by November 30, 2015. The sellers of the vessels are entities affiliated with certain of our major shareholders. The transactions were approved by both an independent committee of the Company's Board of Directors and the Company's Board of Directors.

Stamatis Tsantanis, the Company's Chairman and Chief Executive Officer, stated: "We are very pleased to announce a transformational transaction for Seanergy that significantly increases our fleet size from one to eight vessels, exceeding 1.1 million DWT of combined cargo-carrying capacity. We also believe that the timing of this acquisition is optimal given the positive long term fundamentals of the dry bulk sector and, in particular, of the Capesize segment. Additionally, we have achieved advantageous terms with our lenders that will enable us to materially improve our cash flow at a time when the dry bulk markets are still recovering. Seanergy will continue to cautiously pursue acquisition opportunities that we believe can further enhance value for our shareholders."

Pro-forma fleet of the Company

Vessel Name	Vessel Class	Capacity (in DWT)	Year Built	Yard
Leadership	Capesize	171,199	2001	Koyo – Imabari
Geniuship*	Capesize	170,057	2010	Sundong SB
Gloriuship*	Capesize	171,314	2004	Hyundai HI
Squireship*	Capesize	170,018	2010	Sundong SB
Championship*	Capesize	179,238	2011	Sundong SB
Premiership*	Capesize	170,024	2010	Sundong SB
Gladiatorship*	Supramax	56,819	2010	CSC Jinling Shipyard
Guardianship*	Supramax	56,884	2011	CSC Jinling Shipyard
Total / Average		1,145,553	7.1 Years
*Expected delivery between September 1st and November 30th, 2015

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is an international provider of marine dry bulk shipping services through the ownership and operation of dry bulk vessels. The Company is registered in the Marshall Islands with executive offices in Athens, Greece and an office in Hong Kong.

The Company currently owns one Capesize vessel built in 2001 and following the anticipated completion of the acquisition of the vessels, the Company will have a modern fleet of eight dry bulk carriers, six Capesizes and two Supramaxes, with a combined cargo-carrying capacity of approximately 1,145,553 DWT and an average fleet age of about 7.1 years

The Company's common stock trades on the Nasdaq Capital Market under the symbol "SHIP".

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of Securities and Exchange Commission ("SEC") and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com